EXHIBIT G

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No.  35-________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act") November __, 1995

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December 11, 1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant and/or declarant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or amended, may be granted and/or permitted to become effective.

Cinergy Corp.  70-8477

Notice of Proposal to Extend Authorization and to Issue Additional Shares of Common Stock

    Pursuant to Sections 6(a) and 7 of the Act and Rule 53 thereunder, Cinergy Corp., a registered holding company ("Cinergy"), has filed a post-effective amendment to its Declaration as amended in File No. 70-8447.

    By order dated November 18, 1994 (Rel. No. 35-26159) ("1994 Order"), Cinergy was authorized to issue and sell up to eight million shares of its common stock, $.01 par value per share (the "Shares"), from time to time through December 31, 1995, and to contribute up to $160 million of the net proceeds to the equity capital of its Indiana utility subsidiary, PSI Energy, Inc., the balance of such proceeds to be used for Cinergy's general corporate purposes, including investments in exempt wholesale generators and foreign utility companies pursuant to separate Commission authorization. As of October 1, 1995, Cinergy had issued 7,132,615 of the Shares, leaving a total of 867,385 remaining to be issued pursuant to the 1994 Order ("Remaining Shares").

    Cinergy now proposes to issue and/or sell the Remaining Shares from time to time through December 31, 1997. Among other things, Cinergy proposes to use the net proceeds from sales of the Remaining Shares to finance acquisitions of interests in EWGs and FUCOs pursuant to the Commission's September 21, 1995 order in File No. 70-8589 (Rel. No. 35-26376). Cinergy also proposes to issue (but not sell) some or all of the
Remaining Shares, from time to time through December 31, 1997, to Cinergy system employees in recognition and consideration of such employees' contributions to Cinergy's business success.

    For the Commission, by the Division of Investment Management pursuant to delegated authority.